FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of April, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

HSBC Holdings plc


2. Reason for the notification:

An acquisition or disposal of voting rights


3. Full name of person(s) subject to the notification obligation (iii):

1. Singularis Holdings Limited;

2. AWAL Trust Company Limited; and

3. Maan Abdulwahed Al-Sanea.


4. Full name of shareholder(s) (if different from 3.) (iv):

1. LBPB Nominees Limited;

2. Daiwa Securities SMBC Europe Limited;

3. Vidacos Nominees Limited;

4. James Capel (Channel Islands Nominees) Ltd; and

5. HSBC Global Custody Nominees (UK) Limited.


5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

16 April 2007


6. Date on which issuer notified:

16 April 2007


7. Threshold(s) that is/are crossed or reached:

3%


8. Notified details

A: Voting rights attached to shares
Class/type of shares if possible            Situation previous to the Triggering transaction (vi)
using the ISIN CODE
                                   Number of shares                   Number of voting Rights (viii)

Ordinary                           Below 3%                           Below 3%
ISIN Code:
GB0005405286



Resulting situation after the triggering transaction (vii)
Class/type of shares if      Number of shares         Number of voting rights (ix)      % of voting rights
possible using the ISIN CODE

                             Direct                   Direct (x)   Indirect (xi)        Direct      Indirect

Ordinary                     Nil                      Nil          360,055,575          Nil         3.11%
ISIN Code:
GB0005405286




B: Financial Instruments

Resulting situation after the triggering transaction (xii)


Type of          Expiration Date (xiii) Exercise/Conversion      Number of voting rights     % of voting rights
financial                               Period/ Date (xiv)       that may be acquired if the
instrument                                                       instrument is exercised/
                                                                 converted.



Total (A+B)
Number of voting rights          % of voting rights
360,055,575                      3.11%



9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Singularis Holdings Limited ("SHL") indirectly holds 360,000,000
(3.10%) HSBC shares through LBPB Nominees Limited, Daiwa Securities SMBC Europe Limited and Vidacos Nominees Limited. SHL and another entity that holds 30,000 HSBC shares (see section 13 below) are, respectively, wholly owned and 94.72% owned, by AWAL Trust Company Limited ("ATCL") as trustee of the Saad STAR Trust (the "Trust"). ATCL is therefore subject to a notification obligation pursuant to DTR 5.2.1(e) as a "parent undertaking" of the entities. The Settlor of the Trust is Maan
Abdulwahed Al-Sanea. Provisions within the trust deed for the Trust bring Maan Abdulwahed Al-Sanea within the definition of "parent undertaking" in respect of SHL and in respect of other entities that collectively hold 50,000 HSBC shares.


Proxy Voting:


10. Name of the proxy holder:



11. Number of voting rights proxy holder will cease to hold:



12. Date on which proxy holder will cease to hold voting rights:



13. Additional information:

ATCL indirectly holds in total 360,030,000 HSBC shares by virtue of being a "parent undertaking" of SHL which holds 360,000,000 HSBC shares and another entity that holds 30,000 HSBC shares.

MAS indirectly holds in total 360,055,575 HSBC shares consisting of 360,050,000 HSBC shares that are attributable to him as a "parent undertaking" of SHL and other entities (see section 9 above) and 5,575 shares in HSBC Holdings Plc that he holds in a personal capacity indirectly through James Capel (Channel Islands Nominees) Ltd.


14. Name of contact and telephone number for queries

Christopher C. Hart
Tel: +41 22 715 0303



Annex Notification of Major Interest in Shares


A: Identity of the person or legal entity subject to the notification obligation


Full name:

1. Singularis Holdings Limited;

2. AWAL Trust Company Limited; and

3. Maan Abdulwahed Al-Sanea.


Contact address:



PO Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.



Phone Number:

+1 345 949 8066


Other Useful Information:


B: Identity of the notifier, if applicable


Full Name:

Christopher C Hart


Contact Address

Saad Financial Services S.A
80 rue de Lausanne
1202 Geneve
Switzerland


Phone Number

+41 22 715 0303


Other useful information

Saad Financial Services S.A acts as Singularis Holdings Limited's investment advisor.


15. Name and signature of duly authorised officer of the listed company responsible for making this notification

Paul Stafford, Deputy Group Company Secretary
Tel:  0207 992 1509


16. Date of notification

16 April 2007



Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix)  In case of combined holdings of shares with voting rights attached
'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi ) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  16 April 2007